UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                 Frontline Ltd.
         -----------------------------------------------------------------------
                                (Name of Issuer)

                        Ordinary Shares, $2.50 Par Value
         -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3682E127
         -----------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
         -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)
          [  ]  Rule 13d-1(c)
          [  ]  Rule 13d-1(d)
----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G3682E127
_____________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Causeway Capital Management LLC
95-4861680
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  [   ]
                                             (b)  [   ]
_____________________________________________________________________________
3.   SEC USE ONLY
______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
______________________________________________________________________________
NUMBER OF         5.   SOLE VOTING POWER                      4,640,690
SHARES               _______________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER                    0
OWNED BY             _________________________________________________________
EACH              7.   SOLE DISPOSITIVE POWER                 4,538,740
REPORTING            _________________________________________________________
PERSON            8.   SHARED DISPOSITIVE POWER                 101,950
WITH:
____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,640,690
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.20%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                    IA
______________________________________________________________________________

Item 1(a).  Name of Issuer:

            Frontline Ltd.
______________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

            Par-la-Ville Place, 14 Par-la-Ville Road
            Hamilton, HM 08, Bermuda
_____________________________________________________________________________
Item 2(a).  Name of Person Filing:

            Causeway Capital Management LLC
______________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            11111 Santa Monica Blvd.
            Suite 1550
            Santa Monica, CA 90025
______________________________________________________________________________
Item 2(c).  Citizenship:

            Delaware
______________________________________________________________________________
Item 2(d).  Title of Class of Securities:

            Ordinary Shares, $2.50 par value
______________________________________________________________________________
Item 2(e).  CUSIP Number:

            G3682E127
______________________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

  (a)  [  ]  Broker or dealer registered under Section 15 of the Exchange Act.

  (b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

  (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.

  (d)  [  ]  Investment company registered under Section 8 of the Investment
             Company Act of 1940.

  (e)  [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

  (f)  [  ]  An employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F).

  (g)  [  ]  A parent holding company or control person in accordance with
             Rule 13d-1(b)(1)(ii)(G).

  (h)  [  ]  A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act.

  (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

  (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount beneficially owned:     4,640,690

  (b)  Percent of class:    6.20%

  (c)  Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote:    4,640,690

       (ii)  Shared power to vote or to direct the vote:    0

       (iii) Sole power to dispose or to direct the disposition of:  4,538,740

       (iv)  Shared power to dispose or to direct the disposition of:  101,950

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
     [__]

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     The investment advisory clients of the Reporting Person have the right to receive dividends and sales proceeds from such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2006

                                    /s/ Turner Swan
                                    -----------------
                                    Turner Swan
                                    General Counsel

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).